July 28, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Laura Crotty

Re:	Xeris Biopharma Holdings, Inc.

Registration Statement on Form S-4 (File No. 333-257642)

Dear Ms. Crotty:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Xeris Biopharma Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Thursday, July 29, 2021, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Joseph C. Theis, Jr. at (617) 570-1928. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Joseph C. Theis, Jr., by email at JTheis@goodwinlaw.com.

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Sincerely,

XERIS BIOPHARMA HOLDINGS, INC.

/s/ Paul R. Edick
Name:	Paul R. Edick
Title:	Chief Executive Officer and Chairman

cc:	Beth Hecht, Xeris Pharmaceuticals, Inc. (via e-mail)

Andrew Goodman, Goodwin Procter LLP (via e-mail)

Stephanie A. Richards, Goodwin Procter LLP (via e-mail)

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